UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Amendment No. 1)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
D & K HEALTHCARE RESOURCES, INC.
(Name of Subject Company)
D & K HEALTHCARE RESOURCES, INC.
(Names of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)
232861104

(CUSIP Number of Class of Securities)
J. Hord Armstrong, III
Chairman of the Board, Chief Executive Officer and Treasurer
D & K Healthcare Resources, Inc.
8235 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 727-3485

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
with copies to:

Richard A. Keffer, Esq.	John L. Gillis, Jr., Esq. and
Vice President, General Counsel, and Secretary	David W. Braswell, Esq.
D & K Healthcare Resources, Inc.	Armstrong Teasdale LLP
8235 Forsyth Boulevard	One Metropolitan Square, Suite 2600
St. Louis, Missouri 63105	St. Louis, Missouri 63102-2740
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.
ITEM 4. The Solicitation or Recommendation.
Schedule 14f-1. Information Statement.
Signature

     D & K Healthcare Resources, Inc. (the “Company”) hereby amends and supplements its statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2005, with respect to the tender offer by Spirit Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of McKesson Corporation, a Delaware corporation (“Parent”) to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”) at a purchase price of $14.50 per share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated July 22, 2005 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).
ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.
     (a) In Item 3, the paragraph under the subsection “(a) Arrangements with Executive Officers, Directors or Affiliates of the Company — Stockholder Support Agreement” is hereby amended by adding the following sentence immediately before the last sentence of such paragraph:
“The restrictions described in subparagraph (iv) above relate only to the rights of each Stockholder to the extent that such Stockholder is acting in such Stockholders’ capacity as a stockholder. The Support Agreement does not prevent a Stockholder who is an officer or director of the Company from fulfilling the obligations of such office, including the performance of the fiduciary obligations of such Stockholder acting in his or her capacity as an officer or director. The agreements summarized in subparagraphs (i), (ii) and (iii) above, however, are irrevocable so long as the Support Agreement remains in effect.”
     (b) In Item 3, under the subsection “(b) Arrangements with Parent, Purchaser or their Affiliates — the Merger Agreement — Representations and Warranties” the penultimate paragraph on page 7 is hereby amended by deleting it in its entirety and replacing it with the following:
“The representations and warranties the parties made to each other contained in the Merger Agreement are made as of specific dates. The assertions embodied in those representations and warranties were made for the purpose of the contract between McKesson and D&K and may be subject to qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, certain representations and warranties were used for the purpose of allocating risk between the parties rather than establishing matters as facts.”
ITEM 4. The Solicitation or Recommendation.
     (a) In Item 4, the paragraph under “Reasons for the recommendation of the Company Board — 4. Strategic Alternatives” is amended by adding the following language:
“While the Company Board considered making inquiries of other potential buyers, the Company Board concluded that, because of potential synergies, Companies X and Y and Parent were the potential buyers most likely to be willing to purchase the Company Common

Stock at a meaningful premium to the price at which such shares were then trading. The Company Board believed that it was important and in the best interests of the Company and its stockholders to minimize potential disruptions to the Company and its relations with employees, customers and suppliers that could result from a protracted process and believed the Offer could be consummated expeditiously.”
     (b) In Item 4, the paragraph under the subsection “Reasons for the Recommendation of the Company Board — 1. The Company’s Operating and Financial Condition and Prospects” is hereby amended by adding the following at the end of such paragraph:
“The Company Board recognized that, as has been generally true in the industry, the Company’s operating margins and profitability have, for the last three fiscal years, been lower than historical levels and that substantially improved performance would likely be required for the market price of the Shares to reach the Offer Price of $14.50 per Share. The Company Board believed that conditions resulting in the lowered performance were changing and the Company’s profitability should improve in coming periods. However, the Company Board recognized that future performance was subject to uncertainties and concluded that accepting the Offer would be in the best interests of the Company and its stockholders.”
     (c) Citigroup based certain of its analyses which are summarized under “Opinion of Financial Advisor” on the following projections provided to Citigroup by the Company:

	2005	2006	2007	2008	2009
Net sales	$3,290,000,000	$3,843,936,159	$4,228,329,775	$4,651,162,753	$5,116,279,028
Growth Rate		16.84%	10.0%	10.0%	10.0%

Cost of sales	3,176,495,000	3,721,573,637	4,094,999,500	4,505,894,799	4,958,019,162

Gross profit	113,505,000	122,362,522	133,330,275	145,267,954	158,259,865
Gross margin %	3.45%	3.18%	3.15%	3.12%	3.09%

Operating expenses	90,005,000	91,328,516	95,438,299	99,733,023	104,221,009
As a % of sales	2.74%	2.38%	2.26%	2.14%	2.04%

Income from operations	$23,500,000	$31,034,006	$37,891,976	$45,534,931	$54,038,857
Growth Rate		32.06%	22.10%	20.17%	18.68%
As a % of sales	0.71%	0.81%	0.90%	0.98%	1.06%

Interest (expense), net	(19,892,917)	(18,648,390)	(20,249,279)	(21,623,486)	(23,135,114)
Other income (expense), net	50,000	312,200	312,200	312,200	312,200

Total other expense	(19,842,917)	(18,336,190)	(19,937,079)	(21,311,286)	(22,822,914)

Income (loss) before taxes	3,657,083	12,697,816	17,954,897	24,223,645	31,215,942

Income tax expense (benefit)	1,462,833	5,079,126	7,181,959	9,689,458	12,486,377
Minority interest expense	185,315	—	—	—	—

Net Income	$2,008,935	$7,618,689	$10,772,938	$14,534,187	$18,729,565

W/A Shares Outstanding	14,250,000	14,287,500	14,387,500	14,487,500	14,587,500
Forecast EPS	$0.14	$0.53	$0.75	$1.00	$1.28

EBITDA	$29,150,000	$36,745,927	$43,703,897	$51,446,852	$60,050,778
As a % of sales	0.89%	0.96%	1.03%	1.11%	1.17%

Reconciliation of Non-GAAP Financial Measurement:

Income from Operations	$23,500,000	$31,034,006	$37,891,976	$45,534,931	$54,038,857
Depreciation and Amortization	5,650,000	5,711,921	5,811,921	5,911,921	6,011,921

EBITDA	$29,150,000	$36,745,927	$43,703,897	$51,446,852	$60,050,778

     EBITDA is defined as earnings before interest, taxes, depreciation and amortization costs. EBITDA is not a substitute for income from operations, net income or cash flow as determined in accordance with generally accepted accounting principles. The Company believes EBITDA is a relevant measure of its ability to meet debt service and capital expenditure requirements
     The financial projections contained herein are based on assumptions made by the management of the Company which are summarized under the line items in the Table. In preparing the projection, management assumed (i) borrowings would increase by 5% of the annual sales increase, and (ii) an interest rate of 6.5% per annum. The above projections, had they been historical numbers, were prepared on a generally accepted accounting principles basis, except for the exclusion of option expense under Financial Accounting Standard 123-R, which is immaterial in amount. These projections do not give effect to the Offer or the potential combined operations of Parent or any of its affiliates and the Company or any alterations that Parent or any of its affiliates may make to the Company’s operations or strategy after the consummation of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

     The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities & Exchange Commission (“the Commission”) or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and, accordingly, assume no responsibility for them.
     It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, changes in vendor supply chain management policies and the use of inventory management agreements in the pharmaceutical distribution industry; the loss of one or more of the Company’s customers or a significant decline in the level of purchases made by one or more of the Company’s customers; the loss of the Company’s prime vendor status with a cooperative purchasing group; the Company’s ability to obtain and maintain agreements with customers, suppliers and distributors; the Company’s ability to attract and retain qualified sales forces and other key personnel; the impact, if any, of war and terrorist activities on the operations and activities of the Company and third parties, including regulatory authorities; and the other risks and uncertainties described in reports filed by the Company with the Commission under the Securities Exchange Act of 1934, including without limitation under the heading “Factors That May Impact Future Results” in the Company’s 2004 Annual Report on Form 10-K. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s 2004 Annual Report on Form 10-K filed with the Commission.
     The inclusion of the projections herein should not be regarded as an indication that the Company or its affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Neither the Company nor any of its affiliates or representatives have made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections.
Schedule 14f-1. Information Statement.
     The disclosure under “Governance of the Company — Nominating and Corporate Governance Committee” in the Information Statement on Schedule 14f-1 attached as Annex I to the Statement is amended in its entirety to read as follows:
“The Nominating and Corporate Governance Committee is composed of Ms. Van Lokeren, Mr. Lawrence and Dr. Patton. The members of the Nominating and Corporate Governance Committee are required to, and in fact do, meet the required standards of independence under applicable law or regulation and the rules and regulations of the Nasdaq.
The primary purpose of the Nominating and Corporate Governance Committee is to recommend director nominees for each annual meeting of the shareholders and nominees for election for any vacancies on the Board and to recommend corporate governance principles for the Company. The qualifications the Nominating and Corporate Governance Committee

believes directors must have and the process for identifying and evaluating director candidates (including recommendations by shareholders) are detailed in the Company’s Corporate Governance Guidelines available on the Company’s website at www.dkhealthcare.com. The committee does not have specific minimum qualifications that must be met by a candidate for election to the Board of Directors in order to be considered for nomination by the committee; in evaluating candidates, however, the committee takes into consideration such factors as it deems appropriate, which at a minimum reflect any requirements of any applicable law or regulation and the rules and regulations of the Nasdaq and which may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The committee may consider candidates proposed by management but is not required to do so.
Shareholders who wish to recommend director candidates for the 2006 annual meeting of shareholders should notify the Nominating and Governance Committee not less than one hundred twenty days prior to the date on which the Company provides notice to shareholders of its 2005 annual meeting of shareholders if the Company holds such a meeting in 2005. The Company currently intends to hold an annual meeting of shareholders in 2005 only if the Offer to Purchase is not consummated. The notice should include (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations or proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the Corporation’s books, of such shareholder and (ii) the class and number of shares of the Company which are beneficially owned by such shareholder. Submissions are to be addressed to the Nominating and Corporate Governance Committee c/o the Company’s Corporate Secretary at D & K Healthcare Resources, Inc., 8235 Forsyth Boulevard, St. Louis, Missouri 63105, which submissions will then be forwarded to the committee. The Nominating and Corporate Governance Committee would then evaluate the possible nominee using the same criteria established by it for all directors and would consider such person in comparison to all other candidates.
The Nominating and Corporate Governance Committee met three (3) times in fiscal 2005.”

Signature
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ J. Hord Armstrong, III
(Signature)
J. Hord Armstrong, III, Chairman of the Board and Chief Executive Officer
(Name and title)
August 11, 2005
(Date)